October 4, 2001


Mr. Burton G. Friedlander
Friedlander Capital Management Corp.
104 Field Point Rd.
Greenwich, CT  06830

         Re:      eNote.com Inc.

Dear Burt:

     The purpose of this letter is to confirm the agreement of Friedlander Capital Management Corp. to extend the maturity date of each of the 8% Secured Convertible Notes issued by eNote.com Inc. in favor of the undersigned, which consist of notes numbered B1 and B3 through B30 (collectively, the 'Notes'), until December 31, 2001, and to waive any and all defaults on the Notes through the date of this Letter.
                                                     Very truly yours,


                                                     ENOTE.COM INC.


                                                     By: /s/ Michael T. Grennan

Acknowledged and Agreed
FRIEDLANDER CAPITAL MANAGEMENT CORP.

By: /s/ Burton G. Friedlander